UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ECHOSTAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	Name of Reporting Person William R. Gouger

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,648,126 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,648,126 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 6,648,126

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 14.3% (4)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Gouger is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 28 shares of Class A Common Stock owned beneficially directly by Mr. Gouger; (ii) 1,450 shares of Class A Common Stock owned beneficially indirectly by Mr. Gouger in his 401(k) Employee Savings Plan; (iii) 1,778,795 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power) of certain trusts established by Mr. Ergen for the benefit of his family; (iv) 1,296,646 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Three-Year 2010 SATS GRAT; (v) 1,674,275 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Four-Year 2010 SATS GRAT; and (vi) 1,896,932 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Five-Year 2010 SATS GRAT. There is no arrangement or agreement between any of the trusts identified in clauses (iii) through (vi) above to vote or dispose of any shares of EchoStar. Mr. Gouger exercises voting and dispositive power with respect to each such trust independently and in accordance with his fiduciary responsibilities to the beneficiaries of such trusts.

(2) Based on 39,833,061 shares of Class A Common Stock outstanding on November 29, 2012 and assuming conversion of the shares of Class B Common Stock held by Mr. Gouger into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Gouger may be deemed to own beneficially would be approximately 7.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Gouger owns beneficially equity securities of the Company representing approximately 12.9% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278768 106

1.	Name of Reporting Person Ergen Three-Year 2010 SATS GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,296,646 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,296,646 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 1,296,646

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 3.2% (4)

14.	Type of Reporting Person IN

(1) All of the shares beneficially held by the Ergen Three-Year 2010 SATS GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 39,833,061 shares of Class A Common Stock outstanding on November 29, 2012 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.5%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 2.5% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278768 106

1.	Name of Reporting Person Ergen Four-Year 2010 SATS GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,674,275 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,674,275 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 1,674,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.0% (4)

14.	Type of Reporting Person IN

(1) All of the shares beneficially held by the Ergen Four-Year 2010 SATS GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 39,833,061 shares of Class A Common Stock outstanding on November 29, 2012 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.9%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.2% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278768 106

1.	Name of Reporting Person Ergen Five-Year 2010 SATS GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,896,932 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,896,932 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 1,896,932

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.5% (4)

14.	Type of Reporting Person IN

(1) All of the shares beneficially held by the Ergen Five-Year 2010 SATS GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 39,833,061 shares of Class A Common Stock outstanding on November 29, 2012 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.7% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

Item 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) William R. Gouger; (b) the Ergen Three-Year 2010 SATS GRAT (the “2010 Three-Year GRAT”); (c) the Ergen Four-Year 2010 SATS GRAT (the “2010 Four-Year GRAT”); and (d) the Ergen Five-Year 2010 SATS GRAT (the “2010 Five-Year GRAT”, and collectively with the 2010 Three-Year GRAT and the 2010 Four-Year GRAT, the “2010 GRATs”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger and each of the 2010 GRATs.

(A) William R. Gouger

Mr. Gouger’s principal occupation is owner and manager of SC Management, LLC, whose principal business is to provide management services, including, tax and estate planning services. Mr. Gouger also remains a Partner of Gouger, Franzmann & Redman, LLC. His address is 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B) 2010 Three-Year GRAT

The 2010 Three-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mr. Gouger, as Trustee, at 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. The 2010 Three-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Three-Year GRAT, Mr. Gouger is vested with sole voting and investment power over the 1,296,646 shares of Class B Common Stock held by the 2010 Three-Year GRAT, except as set forth in Item 6 below.

(C) 2010 Four-Year GRAT

The 2010 Four-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mr. Gouger, as Trustee, at 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. The 2010 Four-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Four-Year GRAT, Mr. Gouger is vested with sole voting and investment power over the 1,674,275 shares of Class B Common Stock held by the 2010 Four-Year GRAT, except as set forth in Item 6 below.

(D) 2010 Five-Year GRAT

The 2010 Five-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mr. Gouger, as Trustee, at 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. The 2010 Five-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Five-Year GRAT, Mr. Gouger is vested with sole voting and investment power over the 1,896,932 shares of Class B Common Stock held by the 2010 Five-Year GRAT, except as set forth in Item 6 below.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the 2010 GRATs under the trust agreements governing the 2010 GRATs, assuming that the particular GRAT has not expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of each GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by each GRAT. On November 30, 2012, the 2010 Two-Year GRAT distributed 893,252 shares of Class B Common Stock held by the 2010 Two-Year GRAT to Mr. Ergen as an annuity payment, and the 2010 Two-Year GRAT distributed the remaining 531,423 shares of Class B Common Stock held by the 2010 Two-Year GRAT to a trust, the beneficiaries of which are members of Mr. Ergen’s family.  The 2010 Two-Year GRAT expired in accordance with its terms on November 30, 2012.  On November 30, 2012, the 2010 Three-Year GRAT distributed 546,028 shares of Class B Common Stock held by the 2010 Three-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Three-Year GRAT currently has beneficial ownership of 1,296,646 shares of Class B Common Stock.  The 2010 Three-Year GRAT will expire in accordance with its terms on November 30, 2013.  On November 30, 2012, the 2010 Four-Year GRAT distributed 374,677 shares of Class B Common Stock held by the 2010 Four-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Four-Year GRAT currently has beneficial ownership of 1,674,275 shares of Class B Common Stock.  The 2010 Four-Year GRAT will expire in accordance with its terms on November 30, 2014.  On November 30, 2012, the 2010 Five-Year GRAT distributed 273,645 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Five-Year GRAT currently has beneficial ownership of 1,896,932 shares of Class B Common Stock.  The 2010 Five-Year GRAT will expire in accordance with its terms on November 30, 2015.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 30, 2012. See Items 11 and 13 of the cover pages to this Amendment No. 3 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Amendment No. 3 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Except as disclosed below, neither Mr. Gouger nor the 2010 GRATs are party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreement for each of the 2010 GRATs contain an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by any of the 2010 GRATs unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the 2010 GRATs will have sole discretion with respect to the disposition of any shares of EchoStar held by each of the 2010 GRATs.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2010 GRATs.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means: (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes, including, without limitation, the grantor retained annuity trusts dated November 30, 2010; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger

2010 Three-Year GRAT

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger, Trustee

2010 Four-Year GRAT

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger, Trustee

2010 Five-Year GRAT

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger, Trustee

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger

2010 Three-Year GRAT

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger, Trustee

2010 Four-Year GRAT

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger, Trustee

2010 Five-Year GRAT

Dated: December 3, 2012	/s/ William R. Gouger
William R. Gouger, Trustee